                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 _____________

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      UNITED INTERNATIONAL HOLDINGS, INC.

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                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.01 PAR VALUE

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                         (Title of Class of Securities)

                                  910734 10 2

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                                 (CUSIP Number)

                              DAVID P. FALCK, ESQ.
                      WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NY 10004-1490

                                 (212) 858-1000

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  MAY 19, 1997

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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
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CUSIP NO. 910734 10 2            SCHEDULE 13D                        Page 2 of 6



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 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          LAWRENCE F. DEGEORGE

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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) /  /
                                                        (b) /X/

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 3        SEC USE ONLY


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 4        SOURCE OF FUNDS
          PF

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

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 6        CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

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                         7    SOLE VOTING POWER

                                    334,152*
      NUMBER OF          -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                       -0-
         BY              -------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                       334,152*
        WITH             -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                    -0-

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          334,152*

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES    /X/

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.9%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN

* REPRESENTS SHARES OF CLASS B COMMON STOCK IMMEDIATELY CONVERTIBLE, ON A ONE-FOR-ONE BASIS, INTO SHARES OF CLASS A COMMON STOCK.

CUSIP NO. 910734 10 2            SCHEDULE 13D                        Page 3 of 6


ITEM 1.  SECURITY AND ISSUER.
----------------------------

     The class of equity securities to which this statement relates is Class A Common Stock with par value of $.01 per share. The issuer of the shares is United International Holdings, Inc. (the "Issuer"), whose principal offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO, 80207.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

     (a)  NAME OF PERSON FILING:

     This Schedule 13D is filed on behalf of Lawrence F. DeGeorge, who together with the other stockholders of the Issuer may comprise one or more groups under Rule 13d-3 of the Securities and Exchange Act of 1934 (the "Act") with respect to the shares of Class A Common Stock in the Issuer described in this Schedule. See Item 6.

     (b) RESIDENCE OR BUSINESS ADDRESS OF PERSON FILING:

               3127 Casseekey Island Road
               Jupiter, FL 33477

     (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND BUSINESS ADDRESS:

               Private Investor
               (address same as above)

     (d) and (e) INVOLVEMENT IN CRIMINAL OR CIVIL PROCEEDINGS:

     Lawrence F. DeGeorge has not, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree, or final order finding any violations with respect to such laws.

     (f)  CITIZENSHIP:

     Lawrence F. DeGeorge is a citizen of the United States of America.

CUSIP NO. 910734 10 2            SCHEDULE 13D                        Page 4 of 6


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     On May 19, 1997 Lawrence F. DeGeorge purchased 334,152 shares of Class B Common Stock of the Issuer for $3,675,672. The source of the consideration paid was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     Lawrence F. DeGeorge acquired the securities of the Issuer for investment purposes. In connection with the acquisition of securities of the Issuer by Lawrence F. DeGeorge and by his father, Lawrence J. DeGeorge, Lawrence F. DeGeorge is scheduled to be appointed as a director of the Issuer to replace Edward G. Jepsen, an officer of the stockholder from which Messrs. DeGeorge purchased the shares of Class B Common Stock, who has resigned as a director. However, Lawrence F. DeGeorge has no present plan or proposal which would relate to or result in the following:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) a change in the present Board of Directors of the Issuer, except as noted above;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the business or corporate structure of the Issuer;

     (g) any change in the certificate of incorporation or bylaws of the Issuer or other action which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of the foregoing.
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CUSIP NO. 910734 10 2            SCHEDULE 13D                        Page 5 of 6


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

     (a)  See Cover Page

     (b)  See Cover Page

     (c) Except as disclosed in Item 3 above, Lawrence F. DeGeorge has effected no transactions in the class of securities covered in this report during the last sixty days or since the most recent Schedule 13D filing.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

     As a result of the acquisition of Class B Common Stock, Mr. DeGeorge has agreed to become a party to a Stockholders' Agreement (the "Agreement") that provides, among other things, for the election of directors of the Issuer. A copy of the Agreement was included as Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with the Securities and Exchange Commission on April 21, 1993. There are no other agreements regarding the voting of the Issuer's securities to which Mr. DeGeorge is a party.

     As a result of the voting provisions of the Agreement, Mr. DeGeorge and such other stockholders of the Issuer may comprise one or more groups under Rule 13d-3 of the Act, and each member of such group may be deemed to beneficially own shares of the Issuer's stock held by the other members of such group. Pursuant to Rule 13d-4, Mr. DeGeorge hereby disclaims any such beneficial ownership for the purposes of Sections 13(d) or 13(g) of the Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

1. Stockholders' Agreement dated April 13, 1993, among the Issuer and the stockholders listed therein is incorporated by reference from the Issuer's Registration Statement on Form S-1 (File No. 33-61376) filed with the Securities and Exchange Commission on April 21, 1993.
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CUSIP NO. 910734 10 2            SCHEDULE 13D                        Page 6 of 6


SIGNATURES
----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



May 23, 1997                  /s/ Lawrence F. DeGeorge
------------                  ------------------------
Date                          Lawrence F. DeGeorge